PO BOX 9777
Federal Way, WA 98063-9777

Tel 253-924-7071
Fax 253-924-7624

September 6, 2013

Mr. Daniel L. Gordon
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Subject:
Weyerhaeuser Company (the "Company")
Form 10-K for the Year Ended December 31, 2012
File No. 001-04825

Dear Mr. Gordon:

We received your additional correspondence dated August 15, 2013 regarding Weyerhaeuser Company's annual report on Form 10-K for the year ended December 31, 2012. We set forth below first the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) in italics and follow with our responses.

Consolidated Balance Sheet, page 52

1.We note your response to comment one from our letter dated July 29, 2013 and have considered the revised presentation of the balance sheet included in the Form 10-Q for the quarter ended June 30, 2013. Based upon your disclosure on page 79 of the Form 10-K for the year ended December 31, 2012, it appears that the restricted financial investments and non-recourse debt should be separated into a current and non-current component. Please confirm to us that you will revise in future filings. In addition, please tell us why “Real estate inventory held by variable interest entities” has not been included with either “Real estate in process of development and for sale” or “Land being processed for development.”

Response
We acknowledge the Staff's comment and we will revise future filings to separate restricted financial investments and non-recourse debt into current and non-current components. We will also revise future filings to apportion “Real estate inventory held by variable interest entities” into either "Real estate in process of development and for sale" or “Land being processed for development.”

Mr. Daniel L. Gordon
United States Securities and Exchange Commission
September 6, 2013

2.    We note your response to comment two from our letter dated July 29, 2013 and continue to believe that assets and liabilities related to Forest Products and Real Estate should be presented on an aggregate basis on your balance sheet.

Response
We acknowledge the Staff's comment and we will present Forest Products and Real Estate assets and liabilities on an aggregate basis on our balance sheet in future filings. We will endeavor to effect this change in balance sheet presentation for our Form 10-Q for the three month period ended September 30, 2013, but will in any event make the change no later than our Annual Report on Form 10-K for the year ended December 31, 2013.

As requested in the comment letter, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Devin Stockfish at (253) 924-2802 or me at (253) 924-7071 if you have questions.

Sincerely,
Weyerhaeuser Company

/s/ Jeanne M. Hillman

Jeanne M. Hillman
Vice President and Chief Accounting Officer